UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Completion of Acquisition

On April 30, 2025, CN Energy Group. Inc. (the “Company”) and its wholly owned subsidiary, Ewforest Group Limited (the “Purchaser”), closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong International Group Limited (“HoldCo”) from Ynong Group Limited (the “Seller”) in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and HoldCo, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, an Indonesian entity (“PGIF”) and the operating Indonesian entity (“PWAN”), as previously disclosed in the Report of Foreign Private Issuer on Form 6-K (the “Initial Form 6-K”) filed on April 2, 2025, as amended by the amendment to the Initial Form 6-K filed on April 29, 2025.

In connection with the Closing, the following agreements were entered into and made effective as of April 30, 2025, the date of the Closing:

•         a shareholder agreement between the Company, the Purchaser, the Seller, HoldCo, an Indonesian entity (“PGIF”), the operating Indonesian entity (“PWAN”), and the other shareholders of PGIF and PWAN, which governs, among other things, the composition of the board of directors, restriction on share transfers, preemptive rights and significant corporate actions of HoldCo, PGIF and PWAN, as applicable;

•         a voting agreement entered into between a holder of Class B ordinary shares of the Company and the Designees, in which the Designees granted the Class B holder the authority to vote the applicable Shares issued to them; and

•         an assignment agreement entered into between the Subsidiaries and the Seller in which the Subsidiaries assigned certain of its account receivables with an aggregate value of $24,548,022 to the Seller.

In addition, the Company will pay to the Seller a post-Closing payment of $6,365,348 in cash on or prior to June 30, 2025. Pursuant to the Purchase Agreement and Side Letters, PWAN will appoint an individual designated by the Company to serve on the board of directors of PWAN on or prior to June 30, 2025, pursuant to a director agreement to be entered into between the individual designated by the Company and PWAN.

The total consideration for the 4,500 shares of HoldCo is $40,913,370, which consists of: (i) the Shares, which had an aggregate value of $10,000,000; (ii) the account receivables, which have an aggregate value of $24,548,022; and (iii) the cash payment of $6,365,348 to be paid by the Company to the Seller as a post-Closing obligation.

The foregoing descriptions of the transactions consummated by the Purchase Agreement are not intended to be complete and are qualified in its entirety by reference to the full text of the Original Purchase Agreement and the Amendment to Purchase Agreement, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein.

The issuance of the Shares is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were issued in reliance on the exemption from registration requirements thereof provided by Regulation S promulgated under the Securities Act. The Company relied on these exemptions from registration based in part on representations made by the Seller and the Designees.

EXHIBITS

Exhibit No.	Description

10.1*	Share Purchase Agreement dated as of March 31, 2025, by and among CN Energy Group. Inc., Ewforest Group Limited, Ynong Group Limited and Ynong International Group Limited
10.2*	Amendment to Share Purchase Agreement dated as of April 23, 2025, by and between CN Energy Group. Inc., Ewforest Group Limited, Ynong Group Limited and Ynong International Group Limited

*Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: April 30, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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